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                     TENDER OFFER FOR CLASSIC VACATION GROUP

                                    WITHDRAWN




        New York, New York - February 21, 2002. Three Cities Research, Inc. announced that CVG Acquisition Corporation has withdrawn its offer to purchase shares of Classic Vacation Group, Inc. ("AMEX:CLV").


        Expedia, Inc. has completed the previously announced purchase of Classic Vacation Group notes from CVG Investment LLC and another entity owned by Three Cities Fund III for approximately $47 million in cash. In connection with that purchase, CVG Investment LLC agreed to cause CVG Acquisition Corporation to withdraw the offer.


        Because the note purchase has occurred, Three Cities will pay Classic Vacation Group's public shareholders $0.15 per share, and Thayer will pay the Classic Vacation Group public shareholders $0.11 per share, without requiring the public shareholders to tender or otherwise dispose of their shares. Three Cities and Thayer expect to make that payment within 45 days. The public shareholders will also receive whatever per share amount may be distributed by Classic Vacation Group when it is liquidated.


        CVG Acquisition Corporation is wholly owned by CVG Investment LLC, which in turn is 80% owned by Three Cities Fund III, L.P. and 20% owned by Thayer Equity Investors III, L.P. In its tender offer, CVG Acquisition Corporation offered to purchase all the Classic Vacation Group shares which Three Cities or Thayer did not already own for $0.15 per share. The tender offer, as previously extended, was scheduled to expire at 5:00 p.m., New York City time, on February 28, 2002.


        At the close of business on February 20, 2002, 1,109,742 shares had been tendered in response to the tender offer. These shares will be returned as promptly as practicable to the persons who tendered them.